UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

200 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

Click here for printer-friendly PDF version.

ALBERTA STAR DEVELOPMENT CORP.

Suite 506 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 408-3884

NEWS RELEASE

May 16, 2007	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF

ALBERTA STAR BEGINS PHASE 2 DRILLING ON ITS ELDORADO & CONTACT LAKE IOCG & URANIUM PROJECTS

Alberta Star Development Corp., (the “Company”) listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), is pleased to announce that the Company has successfully mobilized two drilling rigs, drilling equipment, drilling personnel and has commenced drilling at its Eldorado & Contact Lake IOCG & uranium projects.  The drilling crews are utilizing two Boyles BBS-25A (71 Series) drilling rigs which operate under the supervision of drill foreman Dave Peter’s from Foraco Drilling Ltd (formally Connor’s Drilling Ltd.).  The Company’s 2007 drilling program is being supervised by Aurora Geosciences Ltd., a geological services company from Yellowknife, NT. who have experience running large exploration camps, supervising diamond drill operations and overseeing drill core logging in Canada’s northern regions. Tim Coupland, President and CEO of the Company commented, “With the successful opening of our field camps and the commencement of our extensive 2007 drilling programs, we can now expect to continue to drill until the late fall. We are currently well ahead of schedule and the Company is on budget with no time delays anticipated.” The Company’s camps, personnel and supporting infrastructure are now fully operational. Our two base camps, field crews and drilling personnel have commenced drilling at two locations targeting IOCG & uranium targets.” Two helicopters are currently stationed at the project site. Great Slave/Sahtu Helicopters Ltd. will oversee the transport of the heli-portable drilling rigs to the various drilling locations on the project. The Company has secured delivery of all its immediate Jet-B and diesel fuel needs for the duration of the program. Follow up exploration drilling based on the Company’s previous drill programs will focus on expanding newly discovered zones, determining continuity and orientation, locating higher grade extensions of IOCG and uranium mineralization, and preliminary testing of the remaining, untested mineralized and altered zones within the Eldorado & Contact Lake project areas.

ELDORADO & CONTACT LAKE-5 YEAR CLASS “A” DRILLING PERMITS ISSUED-FULLY PERMITTED FOR 2007

The Company is now in receipt of all the required permits to undertake its 2007 drill program and intends to begin accelerating its uranium and poly-metallic exploration and drilling activities on all of its drill targets for 2007. The Company has been granted two five-year Sahtu Land & Water Board Class “A” Land Use Permits (Eldorado/Glacier Lake and Contact Lake) for long term diamond drilling at both the Eldorado & Contact Lake Projects. The Eldorado/Glacier Lake permit is valid until April 26, 2011 and the Contact Lake permit is valid until August 24, 2010.  The Company has also submitted a formal application for a third drill permit to the Sahtu Land and Water Board (SLWB). This third “5-Year” drill permit application has requested 15,000 meters of drilling per year, over a five-year period for a total of 75,000 meters which includes the area of the recently discovered Eldorado South radiometric anomaly. This prospective uranium target is being prepared for reconnaissance and detailed sampling, mapping and subject to receipt of the third drill permit, drilling in 2007.

THE ELDORADO URANIUM MINE – ELDORADO URANIUM DISTRICT

The Eldorado Uranium Mine formerly mined and produced 15 million pounds of uranium at an average head grade of 0.75% U308 and 8 million ounces of silver plus, copper, nickel, radium, polonium and lead at the Eldorado - Port Radium area commencing in 1933. (Normin NTGO: SENES Report 2005) The Eldorado Uranium Mine has approximately 25 miles of existing underground workings developed on fourteen levels and was formerly one of Canada’s principal producers of high grade uranium pitchblende concentrates from the 1930’s to the 1960’s. The Echo Bay Mine produced over 23,779,178 million ounces of silver at an average head grade of approximately 66 ounces per ton prior to its closure in 1982. The Company has received a detailed technical library of property reports, datasets, historical data, drill logs, historical production records and uranium assay reports pertaining to the Eldorado uranium leases, which were formally owned by Eldorado Mining and Refining Ltd.

The Company has assembled an experienced IOCG & uranium technical team with advanced uranium exploration expertise, whom believe the Eldorado & Contact Lake district has the potential to host both Olympic Dam and volcanic hosted styles of copper, gold, and uranium deposits. The current May 15, 2007 spot price for uranium provided by the Ux Consulting Company LLC (www.uxc.com) was $120.00 US per pound

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star Development Corp. is a Canadian mineral exploration company that identifies, acquires, finances advanced stage exploration projects in Canada. The Company is committed to creating long term shareholder value through the discovery of base, precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, the Company’s In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland. President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.408.3884

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland

President & CEO

Dr. Hamid Mumim Ph.D., P.Eng. is the qualified person for the Eldorado & Contact Lake IOCG and Uranium Projects.

These results have been prepared under the supervision of Dr. H Mumin, Ph.D., P.Eng, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data.  All rock samples were analyzed by Acme Analytical Laboratories Ltd. (“ACME”) in Vancouver B.C., Canada using ICP-MS and ICP-FA analysis techniques.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This news release contains certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical fact, that address future production, reserve potential, exploration drilling,  exploitation activities and events or developments that the Company expects to occur, are forward looking statements.  Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans” “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur.  Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements.  Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.  Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made.  The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.  For further information investors should review the Company’s filings that are available at www.sedar.com or contact Tim Coupland, President at (604) 681-3131.